EXHIBIT 99.27

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release March 6, 2003 Symbol: ORZ.TSX

BONDI TRENCH RESULTS CONFIRM NEW SIGNIFICANT GOLD ZONE
Intersects 18.0m at 2.5 gAu/t

OREZONE RESOURCES INC. (ORZ.TSE) is pleased to announce preliminary trench results from a 10 trench program at its Bondi property in Burkina Faso, West Africa. The trenched area represents only 500m of strike length from a 4km gold-in-soil anomaly. The target remains open in all directions and an RC drill program will commence as soon as possible. Orezone has an option to earn a 100% interest.

Trench BDT-4 intersected 18.0m of 2.5 gAu/t, Trench BDT-2 intersected 18m of 1.6 gAu/t and trench BDT-7 intersected 6.0m of 4.2 gAu/t. All trenches were excavated to exposed insitu saprolite (oxidized rock) at an average depth of 1.5 metres. Mineralization observed within the trenches included silicification and pyritization of the sandstone to conglomeratic rock . Quartz stringers were abundant in the mineralized zones.

“The trench results confirm significant subsurface mineralization that was expected from previous pitting and soil sampling.” notes Jeff Ackert VP of Exploration and qualified person for Orezone. “Ongoing mapping and surface sampling indicates that the mineralization continues along strike.” Surface grab samples have returned values as high as 13.4 gAu/t. This now extends the known mineralization on Orezone’s property to over 45km and makes this one of the most significant mineralized belts in Burkina Faso. Drilling to the north on the Peksou target resulted in 22m at 11.4 gAu/t and the hole ended in 9.0 gAu/t material. Orezone will drill both Peksou and Bondi as part of the same program for a minimum of 2500m.

-----------------------------------------------------------------------------------------------------
  TRENCH ID    Easting   Northing     INTERSECTION       INTERVAL       GRADE        PEAK VALUES
-----------------------------------------------------------------------------------------------------
                 From      From     From       To           (m)        (gAu/t)
-----------------------------------------------------------------------------------------------------
     BDT1       434523   1207383                                      No values
-----------------------------------------------------------------------------------------------------
     BDT2       434753   1207372      0        18           18           1.55
                                     18        72           34           0.45       2m@5.98 gAu/t
                                     129       133           4           0.15
-----------------------------------------------------------------------------------------------------
     BDT3       434654   1207475      4        14           10           0.24
                                     24        32            8           0.67       2m@2.25 gAu/t
                                     52        64           12           0.12
-----------------------------------------------------------------------------------------------------
     BDT4       434780   1207511      0        14           14           0.12
                                     14        34           20           0.2
                                     34        52           18           2.46
-----------------------------------------------------------------------------------------------------
     BDT5       434825   1207587      0        32           32           0.73       6m@1.35 gAu/t
                                                                                    4m@1.42 gAu/t
                                     32        48           16           0.14
-----------------------------------------------------------------------------------------------------
     BDT6       434719   1207786                                      No values
-----------------------------------------------------------------------------------------------------
     BDT7       434915   1207788     34        40            6           4.2        2m@9.95 gAu/t
-----------------------------------------------------------------------------------------------------
     BDT8       438423   1209476                                      No values
-----------------------------------------------------------------------------------------------------
     BDT9       438592   1209954                                      No values
-----------------------------------------------------------------------------------------------------
    BDT10       438723   1209993                                      No values
-----------------------------------------------------------------------------------------------------

Note: Samples were collected every 2m within the trench and analyzed at the Canadian operated Abilab laboratory in Bamako, Mali, a reputable lab for this purpose. A minimum of 10% of the samples is for QA/QC, which include duplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone

Orezone is a well-funded mining exploration company with a significant land holding of advanced gold projects in Burkina Faso, West Africa. Orezone has a strategic alliance with Gold Fields Limited.